EXHIBIT 8.1

Graubard Miller

The Chrysler Building

405 Lexington Avenue

NEW YORK, N.Y. 10174-1901

(212) 818-8800

facsimile	direct dial number
(212) 818-8881	(212) 818-8800

April 4, 2008

Ascend Acquisition Corp.

435 Devon Park Drive

Wayne, PA 19087

Re: Redomestication of Delaware Corporation to Bermuda
and acquisition of stock of ePAK Resources (S), Pte. Ltd.

Dear Sirs:

We have acted as counsel to Ascend Acquisition Corp. (“Ascend”), a corporation organized under the laws of the state of Delaware, in connection with its proposed redomestication to Bermuda, and the concurrent acquisition all of the outstanding capital stock of ePAK Resources (S), Pte. Ltd. You have requested our opinion in connection with the federal income tax consequences of the proposed redomestication and acquisition to Ascend and the stockholders of Ascend.

FACTS

The relevant facts are set forth in the Registration Statement No. 333-148427 originally filed with the Securities and Exchange Commission on January 2, 2008, as amended (the “Registration Statement”), and the Agreement and Plan of Reorganization by and among Ascend, Ascend Company Limited, ePak Holdings Limited (“EHL”), all of the holders of the EHL’s Capital Stock and e.Pak Resources (S) Pte. Ltd. (“ePAK”) dated as of July 30, 2007, as amended by Amendment No. 1 to the Agreement and Plan of Reorganization, dated as of January 1, 2008 and Amendment No. 2 (collectively the “Acquisition Agreement”). The parties to the Acquisition Agreement are Ascend, ePAK International Limited (formerly Ascend Company Limited), a Bermuda limited company that is owned by Don K. Rice as nominee for Ascend (“Continuing Pubco”), Ascend Merger Corp., a Delaware corporation and wholly owned subsidiary of ePAK International, EHL and ePAK. For purposes of this opinion we have assumed and rely upon the truth and accuracy of the facts as set forth in the aforesaid documents.

A summary of the facts are as follows: Ascend was organized on December 5, 2005 to effect a business combination with an operating business. Its assets consist primarily of cash in a trust account. The outstanding units (consisting of common stock and warrants of Ascend) are publicly held and are each quoted on the OTCBB.

ePAK, a Singapore limited company, was formed in 1999 and its sole shareholder is EHL, a Hong Kong limited liability company. ePAK is a full-service designer, manufacturer and supplier of precision engineered products and solutions for the automated transport and handling of semiconductor and electronics devices. ePAK and its subsidiaries operate a large scale design and manufacturing facility in the Peoples Republic of China with

Ascend Acquisition Corp.

April 4, 2008

additional sales, design and applications engineering operations located in a number of offices servicing North America, Europe and Asia.

Under the terms of the Acquisition Agreement, among other things:

•	Ascend will merge with Ascend Merger Corp., with Ascend surviving the merger as a subsidiary of Continuing Pubco (i.e. ePAK International);

•	After the merger, Ascend will be amalgamated with Continuing Pubco and all of Ascend’s assets and liabilities will be transferred to Continuing Pubco;

•	each outstanding share of Ascend’s common stock will convert into one share of Continuing Pubco’s common stock;

•

each outstanding redeemable warrant to purchase a share of Ascend’s common stock will remain outstanding but represent the right to purchase one share of Continuing Pubco’s common stock on the same terms currently provided by the warrants;

•	by virtue of these foregoing, Ascend’s current security holders will become security holders of Continuing Pubco;

•	concurrently with the redomestication, Continuing Pubco will acquire in the acquisition all of ePak’s outstanding capital stock from from ePAK Holdings Limited;

•

all of the outstanding options to purchase common stock of ePAK Holdings Limited (an aggregate of 667,067 shares) will be assumed by Continuing Pubco and such options shall entitle the holders thereof to purchase common stock of Continuing Pubco;

•	all of the current security holders of Ascend, together with ePAK Holdings Limited and holders of the assumed options will become the security holders of Continuing Pubco;

•	ePAK will continue its operations as a wholly owned subsidiary of Continuing Pubco, and

•

ePAK Holdings Limited will liquidate within 12 months after the acquisition and distribute the common stock of Continuing Pubco in pursuance of a plan of reorganization with respect to ePAK Holdings Limited.

In consideration of the acquisition, EHL will receive 8,601,002 shares of Continuing Pubco’s common stock based on a formula set forth in the Acquisition Agreement. This will represent approximately 50.1 % of the outstanding shares of Continuing Pubco immediately following the acquisition. As additional consideration, EHL will be entitled to receive additional shares of Continuing Pubco’s common stock if certain conditions are met. The percentage of Continuing Pubco common stock that will be issued to Ascend stockholders at closing will not be greater than 49.9% of the outstanding shares of Continuing Pubco common stock. Immediately after the redomestication and consummation of the acquisition, assuming no cash conversion of Public Shares, Continuing Pubco will have 17,167,669 shares of common stock outstanding, of which 8,566,667, or 49.9% will be owned by former Ascend stockholders and 8,601,002, or 50.1 % will be owned by former stockholders of ePAK. In addition, there will be outstanding 14,133,334 warrants, each to purchase one share of common stock, and a unit purchase option which is exercisable for 300,000 units, comprised of 300,000 shares of common stock and 600,000 warrants, each warrant to purchase one share of common stock, owned by former Ascend warrant and unit holders.

The consummation of the redomestication is a condition to the consummation of the acquisition and the consummation of the acquisition is a condition to the consummation of the redomestication. Neither proposal will be implemented unless the other is approved by the Ascend stockholders.

Ascend Acquisition Corp.

April 4, 2008

Holders of Ascend common stock issued in its IPO have the right to vote against the acquisition proposal and demand that Ascend convert such shares into a pro rata portion of the trust account.

Ascend believes that the fair market value of ePAK equals or exceeds the fair market value of Ascend. In connection with the opinion Capitalink issued on the fair market value of ePAK, Capitalink determined that ePAK had a fair market value of between approximately $48.8 million to approximately $66.7 million. Ascend’s total assets, consisting primarily of cash deposited in the trust account, is approximately $40 million.

DISCUSSION OF LAW

A. Inversion Provisions of 2004 Tax Act

Under the American Jobs Creation Act of 2004 (“2004 Act”), adding section 7874 to the Internal Revenue Code of 1986 (“Code”) a United States corporation which reincorporates itself into a foreign jurisdiction will continue to be subject to United States taxation in certain circumstances.

Code sections 7874 (a) and (b) of the Code provide that a foreign corporation shall be treated as a domestic corporation if:

pursuant to a plan (or series of related transactions)– (i) a [foreign corporation] completes the direct or indirect acquisition of substantially all of the properties held … by a domestic corporation … (ii) after the acquisition at least [80] percent of the stock. of the [foreign corporation] is held … by former shareholders of the domestic corporation by reason of holding stock in the domestic corporation … and (iii) after the acquisition the expanded affiliated group which includes the [foreign corporation] does not have substantial business activities in the foreign country in which … the [foreign corporation] is created or organized ….

If less than 80 percent, but at least 60 percent, of the stock of the foreign corporation is held by former shareholders of the domestic corporation, then the foreign corporation is respected as a foreign corporation, is denominated an “expatriated entity” and its taxable income for United States tax purposes for the next ten years includes corporate-level income or gain required to be recognized on the transfer of assets or license of assets, without offset for any tax attributes such as net operating losses or foreign tax credits. Code section 7874(a), (d) and (e).

Code section 7874(c)(6) provides that the Secretary of the Treasury “shall prescribe such regulations as may be appropriate to determine whether a corporation is a surrogate foreign corporation, including regulations—(A) to treat warrants, options … as stock.” On June 5, 2006 the Internal Revenue Service (“IRS”) issued temporary and proposed regulations §1.7874-2T(f)(1) and (2) providing that “options … shall be treated as exercised.”

Under the proposed Ascend redomestication and acquisition transactions, when shares of common stock and warrants outstanding immediately after the transactions are aggregated, the former shareholders of Ascend will own less than 80 percent but more than 60% of the outstanding common stock and warrants of Continuing Pubco. (Total of 32,201,003 shares of common stock and warrants to be outstanding divided by 8,601,002 shares of common stock and 667,067 options to be owned by EHL, a total of 9,268,069, equals 28.19% owned by EHL and 71.81% owned by former holders of Ascend common stock, warrants, and units.)

Accordingly, Continuing Pubco will be respected as a foreign corporation. Continuing Pubco will however be classified as an expatriated entity. As Ascend has no assets other than cash in a trust account and is not transferring any assets that could yield corporate-level income or gain required to be recognized on the transfer

Ascend Acquisition Corp.

April 4, 2008

of assets or license of assets (with the exception of some possible intangible asset to which some value may be ascribed as discussed below under C. Treatment of Transferor Corporation), Ascend should not incur any material amount of United States corporate income tax as a result of being an expatriated entity.

B. Corporate Reorganization

Code section 61 provides that gross income includes “gains derived from dealings in property.” Code section 1001 provides that the sale or exchange of property shall be a taxable event and gain “shall be the excess of the amount realized from the sale or other disposition of property over the adjusted basis” of the property.

Certain types of exchanges, however, are afforded nonrecognition treatment where the exchange does not change the taxpayer’s capital investment, but merely the form in which the taxpayer holds it. In these cases, the potential gain for recognition is preserved by substituting the basis of the relinquished property for the basis of the property received.

To qualify for nonrecognition of gain and tax free exchange treatment the exchanges of property and exchange of stock or securities for stock or securities must be pursuant to a “reorganization.” The term “reorganization” is defined by Code section 368(a)(1)(A) to include mergers. Under Treasury Regulations § 1.368-2(b)(ii), Example 14, a foreign law amalgamation using parent stock qualified as a statutory merger and is a reorganization under Code section 368(a)(1)(A).

C. Treatment of Transferor Corporation

Code section 361(a) provides that “[n]o gain or loss shall be recognized to a corporation if such corporation is a party to a reorganization and exchanges property, in pursuance of the plan or reorganization, solely for stock or securities in another corporation a party to the reorganization.” Code section 361(b) provides that the target corporation does not recognize gain or loss on the exchange even if it receives other property in addition to stock or securities if the corporation distributes the other property pursuant to the plan of reorganization.

Essentially, the proposed plan of redomestication and concurrent acquisition effect the exchange of the stock of a United States corporation for the stock of a foreign corporation, the stock of which will be owned not less than 50.1% by the former stockholders of ePAK stock and the operations of which are to own subsidiaries which engage in the active conduct of businesses in China and other foreign countries. This outbound stock transfer is governed by Code section 367 and the regulations issued thereunder.

The redomestication is being accomplished in two steps. Ascend will merge with the Delaware subsidiary of Continuing Pubco and after the merger, Ascend will be amalgamated with Continuing Pubco and all of Ascend’s assets and liabilities will be transferred to Continuing Pubco. This overall transaction is stepped together to constitute a merger reorganization under Code section 368(a)(1)(A). See Rev. Rul. 2001-46 (situation 2), 2001-2 C.B. 321. 2 Ginsburg & Levin, Mergers, Acquisitions, and Buyouts ¶702.7.3 (January 2008 ed).

Code section 367(a)(1) provides generally that transfers of appreciated property by a U.S. person to a foreign corporation in connection with any exchange described in Code section 361 will be currently taxable to the transferor. The exceptions to the general rule, provided in Code section 367(a)(2) (exceptions provided in Treasury Regulations) and (a)(3) (transfers of property for use in the active conduct of a trade or business outside the United States) do not apply by reason on subsection (a)(5) of Code section 367.

Ascend Acquisition Corp.

April 4, 2008

Accordingly it becomes relevant to determine what assets did the domestic transferor corporation possess at the time of its redomestication into a foreign corporation. Treas. Regs § 1.367(a)-1T(b)(3) states that when gain is required to be recognized under Code section 367(a), the gain shall in no event exceed the gain that would have been recognized on a taxable sale of those items of property if sold individually and without offsetting individual losses against individual gains.

Ascend’s only assets consist of cash in a trust account. A sale of cash results in no gain because the cost basis for these assets is equal to its face value. It is necessary however for Ascend to obtain an evaluation to establish whether it possesses any intangible assets which will be transferred to Continuing Pubco in connection with the redomestication. If there are any such intangible assets and value can be ascribed to such assets, gain will be recognized and subject to United States corporation income tax.

Following the closing of redomestication, Ascend is required to file a corporation income tax return on Form 1120 for its final year of existence and attach to this return the statement required by Treas. Regs. § 1.367(a)(3)(c)(6) which describes the transfer transaction. In addition Ascend is required to complete Form 926, Return by a U.S. Transferor of Property to a Foreign Corporation, which sets forth a description of property transferred.

As set forth above, under subdivision (2) of Treas. Regs. §1.367(a)1T(f) Ascend is deemed to make a distribution of the stock of Continuing Pubco to its shareholders. This distribution is governed by Code section 361(c) which exempts from recognition of gain or loss to a corporation the distribution to its shareholders of “qualified property” in pursuance of the plan or reorganization. The overriding requirement to recognize gain on the transfer on appreciated assets under Code section 367(a)(5) referred to above applies only to “an exchange described in subsection (a) or (b) of section 368(c)” and does not apply to the distribution of stock governed by Code section 361(c). Thus no gain is recognized by Ascend on the deemed distribution of the stock of Continuing Pubco. IRS Field Service Advise Memorandum 199915005. Davis, 919-2nd T.M., Outbound Transfer Under Section 367(a), A-83-84.

D. Treatment of Stockholders

Code section 354(a)(1) provides that, with respect to a shareholder, “no gain or loss is recognized if stock or securities in a corporation a party to a reorganization are, in pursuance of the plan of reorganization, exchanged solely for stock or securities in such corporation or in another corporation a party to the reorganization.” A shareholder is taxable to the extent cash is received IRC section 356(a) provides that if property other than stock or securities is received by a stockholder pursuant to a plan of reorganization, gain is recognized in an amount not in excess of the sum of money and the fair market value of other property received. Treas. Regs. § 1.354-1(e) provide that warrants constitute securities with no principal amount.

Code section 358 provides that in the case of an exchange to which section 354 applies, the “basis of the property permitted to be received under such section without the recognition of gain or loss shall be the same as that of the property exchanged.”

Code section 1221 defines a “capital asset” as property held by the taxpayer other than stock in trade, inventory, property held primarily for sale to customers, depreciable property, real property used in trade or business, and certain other specified types of property. Code section 1222(3) defines “long-term capital gain” as gain from the sale or exchange of a capital asset held for more than one year.

Ascend Acquisition Corp.

April 4, 2008

Code section 1223(1) provides that if a capital asset has the same basis as the property for which it is being exchanged, the taxpayer’s holding period includes the period the taxpayer held the property surrendered.

Pursuant to Treasury Regulations § 1.367(a)-3(c)(1) no gain will be recognized on the exchange of the common stock and warrants held by Ascend stockholders for common stock and warrants of Continuing Pubco if: (1) not more than 50% of the outstanding stock of Continuing Pubco by vote or value are issued in connection with the transactions to the Ascend stockholders that are U.S. persons (treating any shares owned by a partnership or other entity or arrangement taxed as a partnership for U.S. federal income purposes as owned proportionately by its partners; (2) 50% or less of each of the total voting power and the total value of the stock of Continuing Pubco is owned, in the aggregate, immediately after the transactions by U.S. persons that are either officers or directors of Ascend or that are five-percent Ascent shareholders; (3) Continuing Pubco, or any 80-percent owned subsidiary, has been engaged for the past three years in an active trade or business outside the United States; (4) the fair market value of ePAK is at least equal to the fair market value of Ascend; (5) the U.S. shareholder of Ascend owns less than 5 percent of Continuing Pubco; and (6) the Ascend attaches to its U.S. income tax return for the year of transfer a statement in the form set forth in the regulations.

If an Ascend stockholder owns 5-percent or more of the common stock of Continuing Pubco (either by vote or value) that stockholder will be taxable on any gain realized upon the exchange of such stockholder’s stock and warrants in Ascend into shares of common stock and warrants of Continuing Pubco unless such stockholder files a gain recognition agreement with the stockholder’s income tax return for the taxable year that includes the date of the redomestication merger. Gain is measured by the difference between the fair market value of the Continuing Pubco common stock and warrants received and the tax basis of that stockholder’s shares of Ascend’s common stock and warrants. The gain recognition agreement requires the 5-percent or more Ascend stockholder:

•	To waive the statute of limitations on a Form 8838,

•

to file a statement with his or her income tax return for each of the five full taxable years following the year of the Ascend redomestication certifying that a taxable disposition of substantially all of the assets of Continuing Pubco has not occurred; and

•

if such a disposition has occurred, to include in income the previously unrecognized gain on the conversion of the shares, file an amended income tax return for the year in which the redomestication took place and pay interest on any resulting tax.

In the redomestication and acquisition transactions, no more than 49.9% of the Continuing Pubco common stock will be owned by former Ascend stockholders. In measuring whether the percentage of Continuing Pubco common stock that is issued to the Ascend stockholders in the transactions will exceed 49.9% of the outstanding shares of Continuing Pubco common stock for the purposes of complying with section 367 treasury regulations, options and warrants are not counted, except in a very special case. Treas. Regs. § 1.367(a)-3(c)(4)(ii), Treatment of Options, provides that options (or an interest similar to an option)

will be treated as exercised and thus will be counted as stock for purposes of determining whether the 50-percent threshold is exceeded or whether a control group exists if a principal purpose of the issuance or the acquisition of the option (or other interest) was the avoidance of the general rule contained in section 367(a)(1).

The outstanding warrants of Ascend were either issued at the initial organization of Ascend in December 2005 or in connection with the raising of capital at the time of the initial public offering of shares, long before there was any contemplation of an acquisition of a business which would find it advisable to redomesticate to

Ascend Acquisition Corp.

April 4, 2008

Bermuda. The unit purchase options were issued to the underwriters in connection with the Ascend initial public offering. Ascend and Continuing Pubco have indicated that none of the options or warrants was issued or acquired for the purpose set out in the section 367 regulations. It is therefore proper not to count the options and warrants.

Stock to be issued to EHL shareholders and which may be returned to indemnify Continuing Pubco for breaches of representations and warranties made and covenants undertaken by ePAK in the acquisition agreement, should not be counted in determining whether no more than 49.9% of the Continuing Pubco common stock will be owned by former Ascend stockholders. The issued shares carry the right to vote and to receive dividends and are treated as issued and outstanding. The long outstanding revenue rulings by the Internal Revenue Service confirm that even when stock which is issued, and carries voting and dividends rights, is placed in escrow to indemnify the acquiring corporation against breach of warranties, such stock is treated as transferred to the acquired corporation’s shareholders as of the effective date of the reorganization. Rev. Rul. 76-334, 1976-2 C.B. 108; Rev. Rul. 72-256, 1972-1 C.B. 222. Stock owned directly by EHL shareholders should be treated at least as favorably as shares placed in escrow.

As noted in the last paragraph of page 3, the belief of Ascend that the fair market value of ePAK equals or exceeds the fair market value of Ascend is factually supported.

The proposed redomestication and acquisition meets each of the requirements of Treasury Regulations § 1.367(a)-3(c)(1) for non-recognition of gain if compliance is made with the following described filing requirements. Provided Ascend files the statement required by Treasury Regulations §.1.367(a)-3(c) (6) with its 2008 United States income tax return, no gain or loss will be recognized on the exchange of the Ascend common stock and warrants held by Ascend’s stockholders for stock and warrants of Continuing Pubco if such Ascend stockholder does not own 5 percent or more of Continuing Pubco common stock, or if an Ascend stockholder owns 5 percent or more of Continuing Pubco’s common stock, such Ascend stockholder files a gain recognition agreement as described above.

In determining whether an Ascend stockholder owns 5 percent or more of Continuing Pubco common stock, the attribution of ownership rules of Code section 318, as modified by the rules of Code section 958(b) shall apply. Under Code section 318(a)(4) if any person has an option to acquire stock, such stock shall be considered as owned by such person.

If an Ascend stockholder does not own 5 percent or more of the common stock of Continuing Pubco, the federal tax basis and holding period of the shares of common stock and warrants of Continuing Pubco received in the redomestication will be same as such stockholder’s tax basis and holding period for the Ascend common stock and warrants exchanged.

If an Ascend stockholder owning 5 percent or more does not recognize gain on the exchange by reason of filing the gain recognition agreement, the federal tax basis and holding period of the shares of common stock and warrants of Continuing Pubco received in the redomestication merger will be same as for a less than 5 percent holder of Ascend common stock. If such Ascend stockholder is required to recognize gain on the conversion, the federal tax basis of the shares and warrants of Continuing Pubco received in the redomestication merger will be their fair market value on such date and a new holding period for such shares and warrants will begin with such date.

Ascend Acquisition Corp.

April 4, 2008

E. Treatment of Ascend Stockholder Who Exercises Conversion Rights

A stockholder of Ascend who exercises conversion rights and effects a termination of the stockholder’s interest in Ascend will be required to recognize gain or loss upon the exchange of that stockholder’s shares of common stock of Ascend for cash. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder’s shares of Ascend common stock. This gain or loss will be a capital gain or loss if such shares were held as a capital asset on the date of the redomestication and will be a long-term capital gain or loss if the holding period for the shares of Ascend common stock is more than one year.

We consent to the inclusion of a copy of this opinion as an exhibit to the Registration Statement, and to the references to this opinion and to this firm in the Registration Statement.

Very truly yours,